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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

American Equity Investment Life Holding Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.25% Contingent Convertible Senior Notes due 2029
(Title of Class of Securities)

025676AH0
(CUSIP Number of Class of Securities)

William R. Kunkel
Executive Vice President—Legal and General Counsel
6000 Westown Parkway
West Des Moines, Iowa 50266
(512)221-0002
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Shilpi Gupta
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$210,000.00	$28.64

(1)
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rules 0-11(b)(2) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") based on the bid and asked prices as of August 22, 2013. The transaction valuation was calculated assuming that all of the outstanding $115,839,000 aggregate principal amount of the Company's 5.25% Contingent Convertible Senior Notes due 2029 (the "Notes") will be purchased pursuant to the Exchange Offer. The final purchase price per $1,000 principal amount of Notes will be determined in accordance with the pricing formula described in the Company's Prospectus, dated August 23, 2013, which forms a part of the registration statement on Form S-4 filed on the date hereof with the Securities and Exchange Commission.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the Transaction Valuation by .0001364.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,511.98	Filing Party:	American Equity Investment Life Holding Company
Form or Registration No.:	Form S-4	Date Filed:	August 23, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTION

        This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed with the Securities and Exchange Commission (the "SEC") by American Equity Investment Life Holding Company, an Iowa corporation (the "Company," the "Offeror," "American Equity," "we" or "us"), pursuant to Rule 13e-4 under the Exchange Act in connection with the Company's offer (the "Exchange Offer") to exchange for cash and, in certain circumstances, newly issued shares of the Company's common stock, upon the terms and subject to the conditions set forth in the Company's prospectus forming part of the Company's Registration Statement on Form S-4 relating to the Exchange Offer (as it may be amended or supplemented from time to time, the "Prospectus") and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), which are incorporated by reference herein as Exhibits (a)(1)(i) and Exhibit (a)(1)(ii), respectively, any and all of its outstanding 5.25% Contingent Convertible Senior Notes due 2029 (the "Notes").

        The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

        This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

        The information set forth in the Prospectus under "Questions and Answers about the Exchange Offer" and "Summary—The Exchange Offer" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name of the issuer is American Equity Investment Life Holding Company. The Company's principal executive offices are located at 6000 Westown Parkway, West Des Moines, Iowa 50266, and its telephone number is (512) 221-0002.

        (b)    Securities.    The subject securities are the Company's 5.25% Contingent Convertible Senior Notes due 2029. As of August 23, 2013, there was outstanding $115,839,000 in aggregate principal amount of Notes.

        (c)    Trading Market and Price.    There is no established trading market for the Notes. We believe that the Notes are currently traded and that there is currently a high correlation between the trading prices for the Notes and the trading prices for the Common Stock. The Common Stock is listed on The New York Stock Exchange, or the NYSE, under the symbol "AEL." The information set forth in the Prospectus under "Market Prices of Notes and Common Stock and Dividend Policy" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.    American Equity is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference.

        Pursuant to General Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. The business address of each director and executive officer is c/o American Equity Investment Life Holding Company, 6000 Westown Parkway, West Des Moines, Iowa 50266, and the telephone number of each such person is (515) 221-0002. No single person or group of persons controls the Company.

Name	Position
David J. Noble	Executive Chairman of the Board of Directors
John M. Matovina	Vice Chairman of the Board of Directors, Chief Executive Officer and President
Debra J. Richardson	Director, Executive Vice President & Secretary
Joyce A. Chapman	Director
Alexander M. Clark	Director
James M. Gerlach	Director
Robert L. Howe	Director
David S. Mulcahy	Director
Gerard D. Neugent	Director
A.J. Strickland, III	Director
Harley A. Whitfield, Sr.	Director
Ted M. Johnson	Director
Ronald J. Grensteiner	President of American Equity Life
William R. Kunkel	Executive Vice President—Legal and General Counsel
Jeffrey D. Lorenzen	Senior Vice President and Chief Investment Officer
Scott A. Samuelson	Vice President—Controller

Item 4.    Terms of the Transaction.

        (a)    Material Terms.

          (1)   Exchange Offer. The information set forth in the following sections of the Prospectus is incorporated herein by reference:

              (i)  "Summary," "Questions and Answers About the Exchange Offer" and "The Exchange Offer;"

             (ii)  "Summary," "Questions and Answers About the Exchange Offer" and "The Exchange Offer;"

            (iii)  "Summary," "Questions and Answers About the Exchange Offer" and "The Exchange Offer;"

            (iv)  Not applicable;

             (v)  "Summary," "Questions and Answers About the Exchange Offer" and "The Exchange Offer;"

            (vi)  "Summary," "Questions and Answers About the Exchange Offer" and "The Exchange Offer;"

           (vii)  "Summary," "Questions and Answers About the Exchange Offer" and "The Exchange Offer;"

          (viii)  "Summary," "Questions and Answers About the Exchange Offer" and "The Exchange Offer;"

            (ix)  Not applicable.

             (x)  "Summary," "Questions and Answers About the Exchange Offer—What are the material differences between my rights as a holder of Notes and any rights as a holder of common stock?," "Questions and Answers About the Exchange Offer—What other rights will I lose if I exchange my Notes in the Exchange Offer?," and "The Exchange Offer—Accounting Treatment;"

            (xi)  "Questions and Answers About the Exchange Offer—Are the Company's financial conditions and results of operations relevant to your decision to tender your Notes for exchange in the Exchange Offer?" and "The Exchange Offer—Accounting Treatment;" and

           (xii)  "United States Federal Income Tax Consequences."

        (b)    Purchases.    The information set forth in the Prospectus under "Questions and Answers About the Exchange Offer—Are any notes held by our directors, officers or affiliates?" and "The Exchange Offer—Security Ownership" is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.

  Agreements Involving the Notes:

        (1)   Indenture, dated as of December 22, 2009 (as amended, supplemented, or modified from time to time, the "Indenture") by and between the Company and U.S. Bank National Association, as trustee, which is filed as Exhibit (d)(1) to this Schedule TO and is incorporated herein by reference. The form of Note is included in the Indenture.

        (2)   Form of 5.25% Contingent Convertible Senior Note due 2029 (the "Form of Convertible Senior Note"), which is filed as Exhibit (d)(2) to this Schedule TO and is incorporated herein by reference.

        (3)   Purchase Agreement, dated December 17, 2009, between American Equity Investment Life Holding Company and FBR Capital Markets & Co. (the "Purchase Agreement "), which is filed as Exhibit (d)(3) to this Schedule TO and is incorporated herein by reference.

        A description of the Indenture and the Purchase Agreement are contained in the Company's Current Report on Form 8-K filed with the SEC on December 23, 2009 and is incorporated by reference herein.

  Agreements Involving the Company's Equity Compensation Plans:

           (1)  Deferred Compensation Agreement between American Equity Investment Life Holding Company and James M. Gerlach dated June 6, 1996, which is filed as Exhibit (d)(4) to this Schedule TO and is incorporated herein by reference.

           (2)  Deferred Compensation Agreement between American Equity Investment Life Holding Company and Terry A. Reimer dated November 11, 1996, which is filed as Exhibit (d)(5) to this Schedule TO and is incorporated herein by reference.

           (3)  Deferred Compensation Agreement between American Equity Investment Life Holding Company and David S. Mulcahy dated December 31, 1997, which is filed as Exhibit (d)(6) to this Schedule TO and is incorporated herein by reference.

           (4)  2000 Employee Stock Option Plan, which is filed as Exhibit (d)(7) to this Schedule TO and is incorporated herein by reference.

           (5)  2000 Director Stock Option Plan, which is filed as Exhibit (d)(8) to this Schedule TO and is incorporated herein by reference.

           (6)  American Equity Life Investment Holding Company 2009 Employee Incentive Plan, which is filed as Exhibit (d)(9) to this Schedule TO and is incorporated herein by reference.

           (7)  American Equity Life Investment Holding Company Independent Insurance Agent Stock Option Plan, which is filed as Exhibit (d)(10) to this Schedule TO and is incorporated herein by reference.

           (8)  American Equity Investment Life Holding Company Short-Term Incentive Plan, which is filed as Exhibit (d)(11) to this Schedule TO and is incorporated herein by reference.

           (9)  2010 Independent Insurance Agent Stock Option Plan, which is filed as Exhibit (d)(12) to this Schedule TO and is incorporated herein by reference.

         (10)  Transition and Severance Agreement between James M. Gerlach and American Equity Investment Life Insurance Company, dated February 20, 2010, which is filed as Exhibit (d)(13) to this Schedule TO and is incorporated herein by reference.

         (11)  American Equity Investment Life Holding Company 2011 Director Stock Option Plan, which is filed as Exhibit (d)(14) to this Schedule TO and is incorporated herein by reference.

         (12)  2012 Independent Insurance Agent Stock Option Plan, which is filed as Exhibit (d)(15) to this Schedule TO and is incorporated herein by reference.

  Agreements Involving the Company's 5.25% Contingent Convertible Senior Notes due 2024 (the "Contingent Convertible Notes"):

        (1)   Indenture, dated as of December 6, 2004 (the "Contingent Convertible Notes Indenture"), by and among American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee, which is filed as Exhibit (d)(16) to this Schedule TO and is incorporated herein by reference.

        (2)   Form of 5.25% Contingent Convertible Senior Notes due 2024 (the "Form of Contingent Convertible Senior Note"), which is filed as Exhibit (d)(17) to this Schedule TO and is incorporated herein by reference.

        (3)   Registration Rights Agreement dated December 6, 2004 by and among American Equity Investment Life Holding Company, Deutsche Bank Securities Inc., Raymond James & Associates, Inc. and Advest, Inc. (the "Registration Rights Agreement"), which is filed as Exhibit (d)(18) to this Schedule TO and is incorporated herein by reference.

        Descriptions of the Contingent Convertible Notes Indenture, Form of Contingent Convertible Senior Note and Registration Rights Agreement are contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Commission on March 14, 2005 and are incorporated by reference herein.

  Agreements Involving the Company's 3.50% Convertible Senior Notes due 2015 (the "Convertible Senior Notes"):

        (1)   Indenture dated September 22, 2010 between American Equity Investment Life Holding Company and U.S. Bank National Association (the "Convertible Senior Notes Indenture"), as trustee, which is filed as Exhibit (d)(19) to this Schedule TO and is incorporated herein by reference.

        (2)   Form of 3.50% Convertible Senior Note due 2015 (the "Form of Convertible Senior Note"), which is filed as Exhibit (d)(20) to this Schedule TO and is incorporated herein by reference.

        (3)   Purchase Agreement, dated September 16, 2010, by and between American Equity Investment Life Holding Company and J.P. Morgan Securities LLC, as representative of the Initial Purchasers, which is filed as Exhibit (d)(21) to this Schedule TO and is incorporated herein by reference.

        A description of the Convertible Senior Notes Indenture and the Form of Convertible Senior Note are contained in the Company's Current Report on Form 8-K filed with the Commission on September 28, 2010 and are incorporated by reference herein.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth in the Prospectus under "Summary—Purpose of the Exchange Offer," "Questions and Answers About the Exchange Offer—Why are we making the Exchange Offer?" and "The Exchange Offer—Purpose of the Exchange Offer" is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The Notes acquired pursuant to the Exchange Offer will be retired and cancelled by the Company.

        (c)   Plans.

        We currently have no plans, proposals or negotiations underway that relate to or would result in:

(1)-(2)	Not applicable.
(3)	The information set forth in the Prospectus in the section entitled "Capitalization" is incorporated herein by reference.
(4)-(8)	Not applicable.
(9)
The Company has outstanding various compensatory plans, arrangements and agreements with its employees, including is executive officers and directors, pursuant to which equity awards are made from time to time in the ordinary course. The Company's compensatory plans, arrangements and agreements with its executive officers and directors are listed on item 5(e) above, which is incorporated herein by reference.
(10)	Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The Company intends to pay the cash portion of the Offer Consideration (as defined in the Prospectus) due pursuant to the terms of the Exchange Offer and the fees and expenses (the "Fees and Expenses") relating to the Exchange Offer, including the fees and expenses of the dealer managers, the exchange agent, the information agent, the financial printer, counsel, accountants and other professionals, with cash on hand and the net proceeds from the Company's recent registered offering of $400 million aggregate principal amount of 6.625% senior notes due 2021. The information set forth in the Prospectus in the section entitled "Summary—The Exchange Offer," Questions and Answers About the Exchange Offer," "Capitalization" and "The Exchange Offer" is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Prospectus under "The Exchange Offer—Conditions of the Exchange Offer" is incorporated herein by reference.

        (c)    Borrowed Funds.    The Company intends to pay some or all of the cash portion of the Offer Consideration due pursuant to the terms of the Exchange Offer with net proceeds from the Company's recent registered offering of $400 million aggregate principal amount of 6.625% senior notes due 2021.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in the Prospectus under "The Exchange Offer—Security Ownership" is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in the Prospectus under "Market Prices of Notes and Common Stock and Dividend Policy" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth in the Prospectus under "The Exchange Offer—Dealer Managers," and "The Exchange Offer—Exchange Agent and Information Agent" is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer managers, the information agent or the exchange agent is making any recommendation as to whether holders of Notes should tender Notes for exchange in the Exchange Offer.

Item 10.    Financial Statements.

        (a)    Financial Information.    The information set forth in, or incorporated by reference into, the Prospectus in the section entitled "Capitalization" is incorporated herein by reference. The information, including the financial statements, set forth under (i) Item 8, Consolidated Financial Statements and Supplementary Data and Item 15, Exhibits and Financial Statement Schedules in American Equity's Annual Report on Form 10-K for the year ended December 31, 2012 and (ii) Part I, Item 1 Financial Statements in American Equity's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, are, in each case, incorporated herein by reference and can also be accessed electronically on the Commission's website at http://www.sec.gov.

        (b)    Pro Forma Information.    The information set forth in the Prospectus under "Capitalization" is incorporated herein by reference.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

          (1)   Not applicable.

          (2)   The Company is required to comply with federal and state securities laws and tender offer rules.

          (3)   Not applicable.

          (4)   Not applicable.

          (5)   Not applicable.

        (b)    Other Material Information.    The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

        Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description
(a)(1)(i)	Prospectus, dated August 23, 2013 (incorporated herein by reference to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(iii)	Form of Voluntary Offering Instructions (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(iv)	Form of Notice of Withdrawal, (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus, dated August 23, 2013 (incorporated herein by reference to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(5)	Press Release, issued August 23, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on August 23, 2013).
(b)	Not applicable.
(d)(1)
Indenture, dated as of December 22, 2009, by and between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed December 23, 2009).
(d)(2)	Form of 5.25% Contingent Convertible Senior Note due 2029 (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed December 23, 2009).
(d)(3)
Purchase Agreement, dated as of December 17, 2009, between American Equity Investment Life Holding Company and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 23, 2009).
(d)(4)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and James M. Gerlach dated June 6, 1996 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).

Exhibit Number	Description
(d)(5)	Deferred Compensation Agreement between American Equity Investment Life Holding Company and Terry A. Reimer dated November 11, 1996 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(6)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and David S. Mulcahy dated December 31, 1997 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(7)	2000 Employee Stock Option Plan (incorporated by reference to Exhibit 10.7 to Form 10-Q for the period ended June 30, 2000 filed on August 14, 2000).
(d)(8)	2000 Director Stock Option Plan (incorporated by reference to Exhibit 10.8 to Form 10-Q for the period ended June 30, 2000 filed on August 14, 2000).
(d)(9)	American Equity Investment Life Holding Company 2009 Employee Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K filed on June 9, 2009).
(d)(10)
American Equity Investment Life Holding Company Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 10.26 to Form 10-Q for the period ended September 30, 2007 filed on November 2, 2007).
(d)(11)
American Equity Investment Life Holding Company Short-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q for the period ended September 30, 2010 filed on November 9, 2010).
(d)(12)	2010 Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 filed on December 15, 2010).
(d)(13)
Transition and Severance Agreement between James M. Gerlach and American Equity Investment Life Insurance Company, dated February 20, 2012 (incorporated by reference to Exhibit 10.36 to Form 10-K for the year ended December 31, 2011 filed on March 1, 2012).
(d)(14)
American Equity Investment Life Holding Company 2011 Director Stock Option Plan (incorporated by reference to Appendix A to Schedule 14A Definitive Proxy Statement for the 2011 annual meeting of stockholders filed on April 25, 2011).
(d)(15)	2012 Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-3 filed on August 23, 2012).
(d)(16)
Indenture dated December 6, 2004 between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.19 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(17)	Form of 5.25% Contingent Convertible Senior Note due 2024 (incorporated by reference to Exhibit 4.19 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).

Exhibit Number	Description
(d)(18)	Registration Rights Agreement dated December 6, 2004 by and among American Equity Investment Life Holding Company, Deutsche Bank Securities Inc., Raymond James & Associates, Inc. and Advest, Inc. (incorporated by reference to Exhibit 14.20 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(19)
Indenture dated December September 22, 2010 between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 28, 2010).
(d)(20)	Form of 3.50% Convertible Senior Note due 2015 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 28, 2010).
(d)(21)
Purchase Agreement, dated as of September 16, 2010, by and between American Equity Investment Life Holding Company and J.P. Morgan Securities LLC, as representative of the Initial Purchasers (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on September 22, 2010).
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2013

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY
By:	/s/ John M. Matovina
	Name:	John M. Matovina
	Title:	Chief Executive Officer and President

 EXHIBIT INDEX

        Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description
(a)(1)(i)	Prospectus, date August 23, 2013 (incorporated herein by reference to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(iii)	Form of Voluntary Offering Instructions (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(1)(iv)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed on August 23, 2013).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release, issued August 23, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on August 23, 2013).
(b)	Not applicable.
(d)(1)
Indenture, dated as of December 22, 2009, by and between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed December 23, 2009).
(d)(2)	Form of 5.25% Contingent Convertible Senior Note due 2029 (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed December 23, 2009).
(d)(3)
Purchase Agreement, dated as of December 17, 2009, between American Equity Investment Life Holding Company and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 23, 2009).
(d)(4)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and James M. Gerlach dated June 6, 1996 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(5)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and Terry A. Reimer dated November 11, 1996 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(6)
Deferred Compensation Agreement between American Equity Investment Life Holding Company and David S. Mulcahy dated December 31, 1997 (incorporated by reference to the Registration Statement on Form 10 filed on May 6, 1999).
(d)(7)	2000 Employee Stock Option Plan (incorporated by reference to Exhibit 10.7 to Form 10-Q for the period ended June 30, 2000 filed on August 14, 2000).
(d)(8)	2000 Director Stock Option Plan (incorporated by reference to Exhibit 10.8 to Form 10-Q for the period ended June 30, 2000 filed on August 14, 2000).
(d)(9)	American Equity Investment Life Holding Company 2009 Employee Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K filed on June 9, 2009).

Exhibit Number	Description
(d)(10)	American Equity Investment Life Holding Company Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 10.26 to Form 10-Q for the period ended September 30, 2007 filed on November 2, 2007).
(d)(11)
American Equity Investment Life Holding Company Short-Term Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q for the period ended September 30, 2010 filed on November 9, 2010).
(d)(12)	2010 Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 filed on December 15, 2010).
(d)(13)
Transition and Severance Agreement between James M. Gerlach and American Equity Investment Life Insurance Company, dated February 20, 2012 (incorporated by reference to Exhibit 10.36 to Form 10-K for the year ended December 31, 2011 filed on March 1, 2012).
(d)(14)
American Equity Investment Life Holding Company 2011 Director Stock Option Plan (incorporated by reference to Appendix A to Schedule 14A Definitive Proxy Statement for the 2011 annual meeting of stockholders filed on April 25, 2011).
(d)(15)	2012 Independent Insurance Agent Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-3 filed on August 23, 2012).
(d)(16)
Indenture dated December 6, 2004 between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.19 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(17)	Form of 5.25% Contingent Convertible Senior Note due 2024 (incorporated by reference to Exhibit 4.19 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(18)
Registration Rights Agreement dated December 6, 2004 by and among American Equity Investment Life Holding Company, Deutsche Bank Securities Inc., Raymond James & Associates, Inc. and Advest, Inc. (incorporated by reference to Exhibit 14.20 to Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).
(d)(19)
Indenture dated December September 22, 2010 between American Equity Investment Life Holding Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 28, 2010).
(d)(20)	Form of 3.50% Convertible Senior Note due 2015 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on September 28, 2010).
(d)(21)
Purchase Agreement, dated as of September 16, 2010, by and between American Equity Investment Life Holding Company and J.P. Morgan Securities LLC, as representative of the Initial Purchasers (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on September 22, 2010).
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX